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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                                AMENDMENT NO. 5
                               (FINAL AMENDMENT)
                             TENDER OFFER STATEMENT
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND

                                 SCHEDULE 13D*
                               (AMENDMENT NO. 5)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                             THE TURNER CORPORATION
                           (NAME OF SUBJECT COMPANY)

                                     RWE AG
                                  HOCHTIEF AG
                             BETA ACQUISITION CORP.
                                   (BIDDERS)

   COMMON STOCK, PAR VALUE $1.00 PER SHARE (INCLUDING THE ASSOCIATED RIGHTS)
    SERIES C 8 1/2% CONVERTIBLE PREFERENCE STOCK, PAR VALUE $1.00 PER SHARE SERIES D 8 1/2% CONVERTIBLE PREFERENCE STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            COMMON STOCK: 900273103
               SERIES C 8 1/2% CONVERTIBLE PREFERENCE STOCK: NONE
               SERIES D 8 1/2% CONVERTIBLE PREFERENCE STOCK: NONE
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                           DR.-ING. BERNHARD BURKLIN
                                  HOCHTIEF AG
                                  OPERNPLATZ 2
                                  45128 ESSEN
                                    GERMANY
                               (011) 49-201-824-0
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                    AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                WITH COPIES TO:
                             SPENCER D. KLEIN, ESQ.
                              SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                  212-848-4000
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* This Statement also constitutes Amendment No. 5 to the Statement on Schedule
  13D of the Bidders with respect to the Securities of The Turner Corporation which may be deemed to be beneficially owned by the Bidders.
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
---------------------------------------------------------------------------
  1.       Name of Reporting Person S.S. or I.R.S. Identification No.
           of Person Above RWE AG
---------------------------------------------------------------------------
  2.       Check the Appropriate Box if a member of a Group (a) [ ]
                                          (b) [ ]
---------------------------------------------------------------------------
  3.       SEC Use Only
---------------------------------------------------------------------------
  4.       Sources of Funds AF
---------------------------------------------------------------------------
  5.       Check Box if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  6.       Citizenship or Place of Incorporation GERMANY
---------------------------------------------------------------------------
  7.       Aggregate Amount Beneficially Owned by Each Reporting Person
           8,353,986 SHARES OF COMMON STOCK OF THE TURNER CORPORATION
           (THE "COMPANY"), 9,000 SHARES OF SERIES C 8 1/2% CONVERTIBLE
           PREFERENCE STOCK OF THE COMPANY AND 6,000 SHARES OF SERIES D
           8 1/2% CONVERTIBLE PREFERENCE STOCK OF THE COMPANY.
---------------------------------------------------------------------------
  8.       Check Box if the Aggregate Amount in Row (7) Excludes
           Certain Shares [ ]
---------------------------------------------------------------------------
  9.       Percent of Class Represented by Amount in Row (7) 91% OF THE
           OUTSTANDING SHARES OF COMMON STOCK OF THE COMPANY AND 100%
           OF THE OUTSTANDING SHARES OF EACH OF THE SERIES C 8 1/2%
           CONVERTIBLE PREFERENCE STOCK OF THE COMPANY AND THE SERIES D
           8 1/2% CONVERTIBLE PREFERENCE STOCK OF THE COMPANY.
---------------------------------------------------------------------------
  10.      Type of Reporting Person CO
---------------------------------------------------------------------------

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
---------------------------------------------------------------------------
  1.       Name of Reporting Person S.S. or I.R.S. Identification No.
           of Person Above HOCHTIEF AG
---------------------------------------------------------------------------
  2.       Check the Appropriate Box if a member of a Group (a) [ ]
                                          (b) [ ]
---------------------------------------------------------------------------
  3.       SEC Use Only
---------------------------------------------------------------------------
  4.       Sources of Funds WC/BK
---------------------------------------------------------------------------
  5.       Check Box if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  6.       Citizenship or Place of Incorporation GERMANY
---------------------------------------------------------------------------
  7.       Aggregate Amount Beneficially Owned by Each Reporting Person
           8,353,986 SHARES OF COMMON STOCK OF THE TURNER CORPORATION
           (THE "COMPANY"), 9,000 SHARES OF SERIES C 8 1/2% CONVERTIBLE
           PREFERENCE STOCK OF THE COMPANY AND 6,000 SHARES OF SERIES D
           8 1/2% CONVERTIBLE PREFERENCE STOCK OF THE COMPANY.
---------------------------------------------------------------------------
  8.       Check Box if the Aggregate Amount in Row (7) Excludes
           Certain Shares [ ]
---------------------------------------------------------------------------
  9.       Percent of Class Represented by Amount in Row (7) 91% OF THE
           OUTSTANDING SHARES OF COMMON STOCK OF THE COMPANY AND 100%
           OF THE OUTSTANDING SHARES OF EACH OF THE SERIES C 8 1/2%
           CONVERTIBLE PREFERENCE STOCK OF THE COMPANY AND THE SERIES D
           8 1/2% CONVERTIBLE PREFERENCE STOCK OF THE COMPANY.
---------------------------------------------------------------------------
  10.      Type of Reporting Person CO
---------------------------------------------------------------------------

---------------------------------------------------------------------------
  1.       Name of Reporting Person S.S. or I.R.S. Identification No.
           of Person Above BETA ACQUISITION CORP.
---------------------------------------------------------------------------
  2.       Check the Appropriate Box if a member of a Group (a) [ ]
                                          (b) [ ]
---------------------------------------------------------------------------
  3.       SEC Use Only
---------------------------------------------------------------------------
  4.       Sources of Funds AF
---------------------------------------------------------------------------
  5.       Check Box if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  6.       Citizenship or Place of Incorporation DELAWARE
---------------------------------------------------------------------------
  7.       Aggregate Amount Beneficially Owned by Each Reporting Person
           8,353,986 SHARES OF COMMON STOCK OF THE TURNER CORPORATION
           (THE "COMPANY"), 9,000 SHARES OF SERIES C 8 1/2% CONVERTIBLE
           PREFERENCE STOCK OF THE COMPANY AND 6,000 SHARES OF SERIES D
           8 1/2% CONVERTIBLE PREFERENCE STOCK OF THE COMPANY.
---------------------------------------------------------------------------
  8.       Check Box if the Aggregate Amount in Row (7) Excludes
           Certain Shares [ ]
---------------------------------------------------------------------------
  9.       Percent of Class Represented by Amount in Row (7) 91% OF THE
           OUTSTANDING SHARES OF COMMON STOCK OF THE COMPANY AND 100%
           OF THE OUTSTANDING SHARES OF EACH OF THE SERIES C 8 1/2%
           CONVERTIBLE PREFERENCE STOCK OF THE COMPANY AND THE SERIES D
           8 1/2% CONVERTIBLE PREFERENCE STOCK OF THE COMPANY.
---------------------------------------------------------------------------
  10.      Type of Reporting Person CO
---------------------------------------------------------------------------

     This Amendment No. 5 (Final Amendment) to the Tender Offer Statement on
Schedule 14D-1 and Amendment No. 5 to the Statement on Schedule 13D (collectively, the "Schedule 14D-1/13D") filed with the Securities and Exchange Commission on August 20, 1999, relates to an offer by Beta Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of HOCHTIEF AG, a corporation organized under the laws of Germany ("Parent"), to purchase (i) all the issued and outstanding shares of common stock, par value $1.00 per share ("Company Common Stock"), including the associated rights (the "Rights") issued pursuant to the Rights Agreement, dated as of September 21, 1998, between the Company (as defined below) and First Chicago Trust Company of New York, as rights agent (the "Rights Agreement"), of The Turner Corporation, a Delaware corporation (the "Company"), and (ii) all the issued and outstanding shares of (A) Series C 8 1/2% Convertible Preference Stock, par value $1.00 per share, of the Company ("Series C Preferred Stock") and (B) Series D 8 1/2% Convertible Preference Stock, par value $1.00 per share, of the Company ("Series D Preferred Stock" and, together with the Series C Preferred Stock being hereinafter collectively referred to as the "Company Preferred Stock"), at a price of $28.625 per share of Company Common Stock (such amount being the "Per Share Amount"), $4,770.8333 per share of Series C Preferred Stock and $4,293.75 per share of Series D Preferred Stock, in each case, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 20, 1999, and in the related Letters of Transmittal (each, a "Letter of Transmittal"; which together with the Offer to Purchase and any amendments or supplements hereto or thereto collectively constitute the "Offer"), copies of which were attached as exhibits to the Schedule 14D-1/13D.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 6 is hereby amended and supplemented as follows:

     The Offer expired as scheduled at 12:00 midnight, New York City time, on Friday, September 17, 1999. Based on a preliminary count, 8,353,986 shares of Company Common Stock, 9,000 shares of Series C Preferred Stock and 6,000 shares of Series D Preferred Stock were tendered which represent approximately 91% of the issued and outstanding shares of Company Common Stock and 100% of the outstanding shares of Company Preferred Stock. On Saturday, September 18, 1999, effective as of 12:01 a.m., all Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment. Parent intends to effect the Merger of Purchaser with and into the Company as soon as practicable. Parent and Purchaser own a sufficient number of Shares to enable Purchaser to effect the Merger without a vote or meeting of the Company's stockholders. Pursuant to the Merger, shares of Company Common Stock that were not tendered into the Offer (other than shares of Company Common Stock held by the Company, Purchaser, Parent or any subsidiary of Parent or of the Company) will be converted into the right to receive $28.625 per share of Company Common Stock in cash, subject to dissenters' rights. Following the Merger, the Company will become a wholly owned subsidiary of Parent. A press release issued by Parent on September 20, 1999 announcing the expiration of the Offer and the acceptance of validly tendered Shares is attached hereto as Exhibit (a)(18) and is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended and supplemented by the addition of the following exhibit thereto:

     Exhibit (a)(18) Press Release issued by Parent dated September 20, 1999.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 20, 1999

                                          RWE AG

                                          BY:      /s/ GEORG LAMBERTZ
                                            ------------------------------------
                                            NAME: Georg Lambertz
                                            TITLE: Senior Vice President-Finance

                                          RWE AG

                                          BY:       /s/ HARALD WILDE
                                            ------------------------------------
                                            NAME: Dr. Harald Wilde
                                            TITLE: Senior Vice President-Legal
                                              Department

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 20, 1999

                                          HOCHTIEF AG

                                          BY:    /s/ HANS-WOLFGANG KOCH
                                            ------------------------------------
                                            NAME: Hans-Wolfgang Koch
                                            TITLE: Member of the Executive Board

                                          HOCHTIEF AG

                                          BY:        /s/ BUSSO PEUS
                                            ------------------------------------
                                            NAME: Dr. Busso Peus
                                            TITLE: Member of the Executive Board

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 20, 1999

                                          BETA ACQUISITION CORP.

                                          BY:     /s/ BERNHARD BURKLIN
                                            ------------------------------------
                                            NAME: Dr.-Ing. Bernhard Burklin
                                            TITLE: Vice President, Treasurer and
                                              Secretary

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                                 EXHIBIT INDEX

EXHIBIT NO.
-----------
 (a)(18)      Press Release issued by Parent, dated September 20, 1999.

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